	FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
|_|	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Grisé Cheryl W.	2. Issuer Name and Ticker or Trading Symbol NORTHEAST UTILITIES (NU)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
      Director                              10% Owner
X   Officer (give title below)        Other (specify below)
President - Utility Group and Director and
Officer of certain subsidiaries
(Last) (First) (Middle) c/o Northeast Utilities 107 Selden Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 2/25/2003
(Street) Berlin, CT 06037		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date,if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Shares, $5 par value								3,126 shs See Note 1	I	By 401k Trustee
Common Shares, $5 par value								1,085 shs See Note 2	I	Deferred Comp Plan
Common Shares, $5 par value	2/25/2003		F		532 shs See Note 3	D	$14.14
Common Shares, $5 par value	2/25/2003		A		22,984 shs See Note 4	A	$14.14	41,570 shs	D
Common Shares, $5 par value								265 shs	I	By spouse as custodian for children

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Options to Purchase													171,228	D

Explanation of Responses:
Note 1. Shares held in trust under the Northeast Utilities Service Company 401k Plan, a qualified plan, as of February 21, 2003, according to information suppled by the plan's recordkeeper.
Note 2. Shares receipt of which has been deferred pursuant to the Northeast Utilities Deferred Compensation Plan for Executives, as of February 21, 2003, according to information supplied by the plan's recordkeeper.
Note 3. Disposition of restricted shares to satisfy tax obligation upon vesting.
Note 4. Grant of restricted shares, vesting one-fourth on each of 2/25/2004, 2/25/2005, 2/25/2006, and 2/25/2007.

/s/ Cheryl W. Grisé **Signature of Reporting Person	February 26, 2003 Date
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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